UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

Salary.com, Inc.

(Name of Subject Company)

Spirit Merger Sub, Inc.

(Offeror)
a wholly owned subsidiary of

Kenexa Corporation

(Parent of Offeror)

Common Stock, $0.0001 par value per share	794006106
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Nooruddin S. Karsan
Chief Executive Officer
Kenexa Corporation
650 East Swedesford Road
Wayne, Pennsylvania 19087
(610) 971-9171

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of Filing Persons)

Copy to:

John P. Duke, Esq.
Pepper Hamilton LLP
3000 Two Logan Square
Philadelphia, Pennsylvania 19103-2799
(215) 981-4000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$79,720,873.37	$5,684.10

(1)	Estimated for purposes of calculating the filing fee only. This amount is the sum of (i) 18,045,912 shares of Salary.com, Inc. common stock outstanding (including 314,836 unvested restricted shares) multiplied by $4.07 per share which is the offer price, plus (b) $1,120,606.02, which is the intrinsic value of the outstanding options to purchase common stock (i.e., the excess of $4.07 over the per share option exercise price), plus (c) $5,148,952.93, which is the value of outstanding restricted stock units, plus (d) $4,452.58, which is the intrinsic value of the outstanding warrant to purchase common stock (i.e., the excess of $4.07 over the per share warrant price).
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for fiscal year 2010, issued March 1, 2010, by multiplying the transaction value by 0.0000713.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Amount Previously Paid: None	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third-party offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transactions subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements hereto, collectively constitute this “Schedule TO”) is filed by (i) Spirit Merger Sub, Inc., a Delaware corporation (the “Purchaser”), and a wholly owned subsidiary of Kenexa Corporation, a Pennsylvania corporation (“Parent”), and (ii) Parent.

This Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Salary.com, Inc., a Delaware corporation (“Salary.com”), at a purchase price of $4.07 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 2, 2010 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (and which, together with the Offer to Purchase, constitute the “Offer”).

All of the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided for in this Schedule TO.

References to specific sections of the Offer to Purchase herein refer to the numbered sections under the heading “The Tender Offer,” except for references to the “Summary Term Sheet” and “Introduction” headings.

Item 1.  Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.  Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Salary.com, Inc., a Delaware corporation. Salary.com’s principal executive offices are located at 160 Gould Street, Needham, Massachusetts 02494, and its telephone number is (781) 851-8000.

(b) This Schedule TO relates to the Offer by the Purchaser to purchase all of the Shares at a purchase price of $4.07 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and the Letter of Transmittal. Salary.com has advised Parent and the Purchaser that, as of the close of business on August 30, 2010, there were (i) 20,558,764 Shares outstanding (including outstanding options to purchase 1,247,753 shares of common stock, outstanding, unvested restricted stock awards representing 314,836 shares of common stock, and outstanding unvested restricted stock units representing the right to receive 1,265,099 shares of common stock, under the Salary.com stock plans and subject to adjustment on the terms set forth therein.

(c) Information concerning the principal market in which the Shares are traded and the high and low sales prices for the Shares in the principal market for each quarter during the last two years is set forth in the section of the Offer to Purchase entitled “Price Range of the Shares; Dividends” is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

(a)-(c) The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Kenexa and the Purchaser” and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.  Terms of the Transaction.

(a)(1)(i)-(viii), (x), (xii) The information set forth in the sections of the Offer to Purchase entitled “Introduction,” “Terms of the Offer,” “Acceptance for Payment and Payment for Shares,” “Procedures for Accepting the Offer and Tendering Shares,” “Withdrawal Rights,” “Certain United States Federal Income Tax Consequences,” “Certain Effects of the Offer” and “Certain Conditions of the Offer” is incorporated herein by reference.

(a)(1)(ix), (xi) Not applicable.

(a)(2)(i)-(iv) and (vii) The information set forth in the sections of the Offer to Purchase entitled “Certain United States Federal Income Tax Consequences,” “Background of the Offer; Past Contacts or Negotiations with Salary.com,” and “Purpose of the Offer; Plans for Salary.com” is incorporated in this Schedule TO by reference.

(a)(2)(vi) Not applicable.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the sections of the Offer to Purchase entitled “Introduction,” “Summary Term Sheet,” “Certain Information Concerning Kenexa and the Purchaser,” “Background of the Offer; Past Contacts or Negotiations with Salary.com,” “Purpose of the Offer; Plans for Salary.com” and “The Merger Agreement; Other Agreements” is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

(a), (c)(1), (c)(3)-(c)(7) The information set forth in the sections of the Offer to Purchase entitled “Introduction,” “Summary Term Sheet,” “Price Range of the Shares; Dividends,” “Certain Effects of the Offer,” “Purpose of the Offer; Plans for Salary.com,” and “The Merger Agreement; Other Agreements” is incorporated herein by reference.

(c)(2) None.

Item 7.  Source and Amount of Funds or Other Consideration.

(a) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Source and Amount of Funds,” “The Merger Agreement; Other Agreements” and “Certain Conditions of the Offer” is incorporated herein by reference.

(b) Not applicable.

(d) The information set forth in the Section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

Item 8.  Interest in Securities of the Subject Company.

(a), (b) The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Kenexa and the Purchaser” is incorporated herein by reference.

Item 9.  Persons/Assets Retained, Employed, Compensated or Used.

(a) The information set forth in the section of the Offer to Purchase entitled “Fees and Expenses” is incorporated herein by reference.

Item 10.  Financial Statements.

(a), (b) Not applicable.

Item 11.  Additional Information.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Kenexa and the Purchaser,” “Background of the Offer; Past Contacts or Negotiations with Salary.com,” “Purpose of the Offer; Plans for Salary.com” and “The Merger Agreement; Other Agreements” is incorporated herein by reference.

(a)(2) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; Plans for Salary.com,” “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(3) The information set forth in the sections of the Offer to Purchase entitled “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(4) The information set forth in the sections of the Offer to Purchase entitled “Certain Effects of the Offer,” “Source and Amount of Funds” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(5) The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.  Exhibits

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated September 2, 2010
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9)
(a)(1)(C)	Form of Notice of Guaranteed Delivery
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Form of Summary Advertisement as published in The New York Times on September 2, 2010
(a)(1)(G)	Joint Press Release, dated September 1, 2010 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Kenexa Corporation with the Securities and Exchange Commission on September 1, 2010)
(a)(1)(H)	Press Release, dated September 2, 2010, announcing the commencement of the Offer
(b)	Credit Agreement, by and among Kenexa Technology, Inc., PNC Bank, National Association, as administrative agent, and the lenders party thereto, dated as of August 31, 2010 (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by Kenexa Corporation with the Securities and Exchange Commission on September 1, 2010)
(d)(1)	Agreement and Plan of Merger, dated as of August 31, 2010, by and among Kenexa Corporation, Spirit Merger Sub, Inc. and Salary.com, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Kenexa Corporation with the Securities and Exchange Commission on September 1, 2010)
(d)(2)	Tender and Support Agreement, dated as of August 31, 2010, by and among Kenexa Corporation, Spirit Merger Sub, Inc. and certain shareholders of Salary.com, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Kenexa Corporation with the Securities and Exchange Commission on September 1, 2010)
(d)(3)	Confidentiality Agreement, dated as of June 4, 2010 between Kenexa Corporation and Salary.com, Inc.
(d)(4)	Confidentiality Agreement, dated as of August 5, 2010, between Kenexa Corporation and Salary.com, Inc.
(d)(5)	Exclusivity Agreement, dated as of August 20, 2010, between Kenexa Corporation and Salary.com, Inc.
(d)(6)	Non-Competition and Non-Solicitation Agreement, by and between Kenexa Corporation and Paul Daoust, dated as of August 31, 2010 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Kenexa Corporation with the Securities and Exchange Commission on September 1, 2010)

Item 13.  Information required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Kenexa Corporation

By:	/s/ Nooruddin S. Karsan Name: Nooruddin S. Karsan Title: Chief Executive Officer Date: September 2, 2010

Spirit Merger Sub, Inc.

By:	/s/ Donald F. Volk Name: Donald F. Volk Title: President and Treasurer Date: September 2, 2010

Exhibit Index

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated September 2, 2010
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9)
(a)(1)(C)	Form of Notice of Guaranteed Delivery
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Form of Summary Advertisement as published in The New York Times on September 2, 2010
(a)(1)(G)	Joint Press Release, dated September 1, 2010 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Kenexa Corporation with the Securities and Exchange Commission on September 1, 2010)
(a)(1)(H)	Press Release, dated September 2, 2010, announcing the commencement of the Offer
(b)	Credit Agreement, by and among Kenexa Technology, Inc., PNC Bank, National Association, as administrative agent, and the lenders party thereto, dated as of August 31, 2010 (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by Kenexa Corporation with the Securities and Exchange Commission on September 1, 2010)
(d)(1)	Agreement and Plan of Merger, dated as of August 31, 2010, by and among Kenexa Corporation, Spirit Merger Sub, Inc. and Salary.com, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Kenexa Corporation with the Securities and Exchange Commission on September 1, 2010)
(d)(2)	Tender and Support Agreement, dated as of August 31, 2010, by and among Kenexa Corporation, Spirit Merger Sub, Inc. and certain shareholders of Salary.com, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Kenexa Corporation with the Securities and Exchange Commission on September 1, 2010)
(d)(3)	Confidentiality Agreement, dated as of June 4, 2010 between Kenexa Corporation and Salary.com, Inc.
(d)(4)	Confidentiality Agreement, dated as of August 5, 2010, between Kenexa Corporation and Salary.com, Inc.
(d)(5)	Exclusivity Agreement, dated as of August 20, 2010, between Kenexa Corporation and Salary.com, Inc.
(d)(6)	Non-Competition and Non-Solicitation Agreement, by and between Kenexa Corporation and Paul Daoust, dated as of August 31, 2010 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Kenexa Corporation with the Securities and Exchange Commission on September 1, 2010)